MOL HUNGARIAN OIL AND GAS PLC.



2001 Fourth Quarter and Full Year Preliminary Results

MOL

EMBARGOED UNTIL 24:00 CET 13 FEBRUARY 2002

"BACK ON TRACK"

MOL Hungarian Oil and Gas plc. (MOLB.BU, MOLBq.L, MOL HB, MOL LI), today announced its 2001 fourth quarter and full year results. This report contains consolidated financial statements for the period ended 31 December 2001 for MOL Hungarian Oil and Gas Plc. as prepared by management in accordance with International Accounting Standards (IAS).

Financial highlights

MOL Group financial Results (IAS)	Q4 2000		Q4 2001		01/00 ch. %		FY 2000		FY 2001		01/00 ch. %	
	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD
Net sales revenues	303.5	998.7	294.0	1 047.0	(3)	5	1 023.3	3 624.9	1 105.4	3 858.3	8	6
EBITDA	13.1	43.1	32.1	114.3	145	165	101.7	360.3	55.4	193.4	(46)	(46)
Operating profit/(loss)	(4.1)	(13.5)	12.5	44.5	n.a.	n.a.	42.0	148.8	(8.2)	(28.6)	n.a.	n.a.
Net financial expense/(gain)	(2.6)	(8.6)	(3.0)	(10.7)	15	25	22.4	79.3	5.5	19.2	(75)	(76)
Net income before special items[2]	(3.6)	(11.8)	15.7	55.9	n.a.	n.a.	17.2	60.9	1.4	4.9	(92)	(92)
Net income/(loss)	(2.8)	(9.2)	15.7	55.9	n.a.	n.a.	20.2	71.6	1.4	4.9	(93)	(93)
Operating cash flow	(1.1)	(3.6)	44.9	159.9	n.a.	n.a.	49.4	175.0	62.9	219.5	27	25

[1] In converting HUF financial data into US Dollars, the following average NBH middle rates were used: for the fourth quarter of 2000: 303.9 HUF/USD, for the full year of 2000: 282.3 HUF/USD, for the fourth quarter of 2001: 280.8 HUF/USD and for the full year of 2001: 286.5 HUF/USD. [2] Net income before special items (net income adjusted for post-tax effect of special items): see detailed description in Appendix VI.

In the fourth quarter of 2001 MOL reported its first significant operating profit since the second quarter of 2000. As a result of this recovery, MOL was able to report a positive net income, of HUF 1.4 bn, for the full year 2001.

- **Exploration and Production** operating profit in FY 2001 was HUF 67.2 bn driven by a combination of a lower crude oil price, lower hydrocarbon production, and higher domestic gas prices. This represents a 21% decline in profits compared to FY 2000 excluding one-off items that boosted FY 2000 results. This change is broadly in line with industry trends.
- **Refining and Marketing** operating profit, excluding the inventory holding effect and the gain on the sale of Kőolajtároló Rt., grew by 19% driven by strong sales, healthy marketing margins and strong retail performance in spite of a fall in the refining margin to more usual levels after a record level in 2000. Reported operating profit fell by 18% to HUF 69.3 bn.
- **Gas and Power** incurred an operating loss of HUF 119.7 bn in contrast to a HUF 115.7 bn loss in FY 2000 as the rising cost of imported gas was not reflected in the regulated selling price. However in Q4 the loss fell by 76%.
- **Controllable costs** (operating expenses less depreciation, oil and gas purchases and taxes and fees) excluding one-off items increased by 2.5% in real Forint terms. The slight increase is largely a consequence of an increase in maintenance costs caused by lower levels of capital expenditure over the past year and higher energy costs. Closing Group headcount was reduced by 14% in line with our strategic targets.
- **Net financial expenses** in FY 2001 were HUF 5.5 bn compared with HUF 22.4 bn in FY 2000 chiefly as a result of exchange gains arising from the strength of the Forint in the period.
- **Income from associates**, primarily Slovnaft and TVK, contributed HUF 11.3 bn.
- **Operating cash flow** was HUF 62.9 bn, representing an increase of 27%. Changes in working capital requirements had a slightly negative effect of HUF 4.0 bn on operating cash flow.
- **Capital expenditures** and investments in Q1-Q4 were reduced by 66% to HUF 65.5 bn. Net debt at the end of December 2001 was HUF 277.3 bn, giving a net debt to net debt plus equity ratio of 43%, down from 46% at the year-end 2000.

Mr Zsolt Hernádi, Executive Chairman of MOL commented: *"Although we indicated in Autumn 2001, that MOL might make a loss in the full year, I am pleased to announce that due to the positive effect of the strength of the Forint and the healthy performance of our non-regulated businesses we realised a positive net result. We still regard the solution of the future of the gas business as our key priority. While current global market price trends are positive and we do not expect significant losses in the natural gas segment in 2002, our strategic goal remains the same: to exit the gas business in a way that maximises shareholder value in order to focus on our core oil business and opportunities for regional expansion. The sale process is underway; MOL has decided to start exclusive negotiations with the State's representative, MFB, which has expressed firm interest in purchasing a majority stake in the gas business. MOL will provide further information to shareholders when the terms of an agreement have been concluded.*

Mr György Mosonyi, Chief Executive Officer of MOL added:
"We have again achieved promising results in domestic exploration projects with new reserves discovered amounting to 97% of our 2001 production. In the international E&P arena we continued our co-operation with Yukos and have since the year-end signed an agreement with them for the joint development and production of the Zapadno-Malobalyk field in Russia, which will double our equity crude production within three years. Joint venture production will commence this year. In the Downstream segment marketing margins and sales volumes grew both on the wholesale and retail markets, with wholesale volumes growing an impressive 6.5% year on year. Further, with the commissioning of the delayed coker unit we have significantly improved our product slate with more high value, lighter products, and expect this to contribute significantly to MOL's profitability in the coming years. We also continued our focus on efficiency and we reduced our headcount by 14% in line with our strategic target."

;egment performance

Exploration & Production	Q4 2000		Q4 2001		01/00 ch. %		FY 2000		FY 2001		01/00 ch. %	
Segment IAS results	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	38.1	125.4	21.6	76.9	(43)	(39)	114.0	403.8	87.1	304.0	(24)	(25)
Operating profit	**33.0**	**108.6**	**14.3**	**50.9**	**(57)**	**(53)**	**95.4**	**337.9**	**67.2**	**234.6**	**(30)**	**(31)**
Capital exp.and investments[1]	9.2	30.4	6.5	23.2	(29)	(24)	23.5	83.1	23.6	84.0	-	1

n 2001 segment profit fell 30% to HUF 67.2 bn reflecting a 14% decrease in the crude price and a 6% fall in crude volumes ombined with a number of one-off items, which inflated profit in 2000. Excluding the HUF 4.8 bn profit from our Tunisian and Egyptian assets sales and the HUF 5.6 bn release of field suspension provisions, both recorded in 2000, operating profit fell by 21% in 2001. The more dramatic Q4 fall, of 44% excluding one-off items, was primarily the result of a combination of a 35% fall in the crude oil price, a 5% fall in crude production, and higher international exploration costs in the Q4 2001 period.

Total international exploration expenditure was almost unchanged from 2000. However the amount charged in the income statement increased by HUF 0.9 bn as a lower proportion qualified for capitalisation under the Successful Efforts method of exploration accounting. Expenditure in the year consisted primarily of the completion of activities at our Syrian project (closed in August 2001), the initiation of the final phase of work on the Greek project (expected closure in Q2 2002) and continuing activities in Yemen. These activities were offset by reduced activity on other international projects. Total domestic exploration expenditure rose by HUF 0.6 bn compared to 2000 reflecting the increased number of promising projects. However, as an increased proportion was capitalised, the income statement charge was HUF 1.0 bn lower. In 2001 7 successful wildcat wells were drilled which resulted in the discovery of reserves in both satellite and new exploration areas. A revaluation of hydrocarbon reserves showed total net proved hydrocarbon reserves of 307.0 mboe at the end of 2001, after the addition of 45.0 mboe and the production of 27.4 mboe during the year. New discoveries increased the reserves by 26.6 mboe and the additional 18.4 mboe came from revisions and extensions. The minimal reduction in natural gas production is the result of an increase in lower calorific gas production nearly compensating for the decrease in high caloric value gas production.

Refining and Marketing	Q4 2000		Q4 2001		01/00 ch. %		FY 2000		FY 2001		01/00 ch. %	
Segment IAS results	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	15.1	49.7	23.1	82.3	53	66	109.0	386.1	96.0	335.1	(12)	(13)
Operating profit	**8.8**	**29.0**	**15.8**	**56.3**	**80**	**94**	**84.9**	**300.7**	**69.3**	**241.9**	**(18)**	**(20)**
Capital exp.and investments[1]	11.9	39.1	9.2	32.7	(23)	(16)	39.8	140.9	22.2	79.3	(44)	(44)

Operating profit was positively effected by higher marketing margins and by the increase in sales volumes of 6.5% largely due to the extremely high motor fuel and fuel oil export sales. The lower refining margins compared to last year weakened these effects. The inventory effect reduced profit by HUF 20 bn in 2001, compared to a HUF 15 bn positive effect in 2000. After the removal of both this inventory effect and the HUF 6.0 bn gain on the sale of Kőolajtároló Rt operating profit increased by 19% y-o-y.

Total product sales grew by 6.5% to 8.1 mt in 2001. Utilising MOL-Slovnaft regional advantages in logistics, export sales increased by 16.9% mainly in Austria, Slovenia and Slovakia. In 2001 we focused on optimising the balance between unit wholesale margins and market share. This policy led to an increase in profitability with a small planned reduction in market share. Our total motor fuel sales increased by 1.4% compared to the 5.8% increase of the domestic market.

Retail sales volume grew by 3.2% in gasoline and 4.3% in gasoil compared to 2000. Our market share increased to 42% in gasoline and remained at 48% in diesel. Fuel card sales increased by 8.6% and the number of loyalty cards grew by 16%. Shop sales grew by 60% and shop sales per 1 litre fuel sold improved by 54%. At the end of 2001 we operated 443 fuel stations out of which 377 located in Hungary. During 2001 we opened 4 new MOL-2000 type stations (2 green field) in Hungary and closed 10 low turnover domestic stations resulting in an increase in fuel turnover per site. Regional operation efficiency also improved and 2 new stations were opened in Romania.

Domestic wholesale and retail LPG and gas product sales fell by 9.5 kt due to the 3.3% decrease in domestic consumption compared to 2000. At the same time our retail sales grew by 40.7% following the increase in the number of both bottle and autogas sales points. The Delayed Coker unit started operating in November, and we expect it to make a significant contribution to 2002 profits.

Gas & Power	Q4 2000		Q4 2001		01/00 ch. %		FY 2000		FY 2001		01/00 ch. %	
Segment IAS results	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	(33.4)	(109.9)	(5.2)	(18.5)	84	83	(105.8)	(374.8)	(108.0)	(377.0)	(2)	(1)
Operating profit/(loss)	**(36.5)**	**(120.1)**	**(8.7)**	**(31.0)**	**76**	**74**	**(115.7)**	**(409.8)**	**(119.7)**	**(417.8)**	**(4)**	**(2)**
Capital exp.and investments[1]	5.5	18.0	2.9	10.4	(46)	(42)	15.4	54.7	5.6	20.0	(64)	(63)

In 2001 losses on the gas business increased by 4% to HUF 119.7bn, however, a notable improvement in the situation was experienced during the course of the year and the loss in Q4 fell from HUF 36.5 in 2000 to HUF 8.7bn in 2001. In Q4 the difference between the import price and the average selling price was HUF 8.2 per cm, compared to 17.2 in Q4 2000. In Q4 2.1 bcm gas was sold directly from import, 0.9 bcm was sold from domestic production and 1.7 bcm was sold from storage. The Q4 result was supported by the use of imported gas from storage, which had already been written down by HUF 14.5 bn to net expected realisable value in an earlier period. Natural gas sales grew by 29% in Q4 to 4.7bcm, as a result of an unseasonably cold December, which alone resulted in a 0.5 bcm increase in consumption. The additional demand was supplied from storage. In 2001 gas transit revenues increased by 47% to HUF 7.2 bn, largely as a result of a 32% increase in the volume transmitted.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost

Financial overview

Overview of the environment

The average Brent dated crude oil price was 24.4 USD/bbl in 2001, down by 14% compared to an average price of 28.5 USD/bbl in 2000. In Q4 the average Brent dated crude oil price was 19.4 USD/bbl compared to 29.7 USD/bbl in Q4 2000. In 2001 the average CIF Med quoted price of Ural Blend (dominating MOL's crude oil purchases) was 23.0 USD/bbl, decreasing by 14% compared to 2000 (26.6 USD/bbl). At the same time average CIF Med gasoline (grade 95) prices decreased by 17% compared to 2000, gasoil prices were down by 16% and naphtha and heavy fuel oil prices decreased by 18% and 17%, respectively. The US dollar appreciated by an average of 1.5% against the Hungarian Forint (from HUF 282.3 in 2000 to HUF 286.5 in 2001) but, from the year-end 2000 until year-end 2001 the USD/HUF exchange rate decreased by 2% (from 284.7 to 279.0 HUF/USD). The Euro depreciated by 4.4% from September 30th to the year-end 2001 (from 257.7 to 246.3 HUF/EUR) and 7% compared to year-end 2000 (from 264.9 HUF/EUR).

Operations

In FY 2001, Group net sales revenues were HUF 1 105.4 bn, an increase of 8% over FY 2000. Sales to customers outside Hungary reached HUF 235.2 bn, up by 13%, and represented 21% of total sales. The value of raw materials and consumables used increased by 10%. Within this, lower crude oil prices were behind the 6% fall in raw material costs. The higher average price of imported natural gas as well as increased sales volumes were the main causes of the 28% rise in the cost of goods purchased for resale, as oil price changes have only a delayed impact on the price of imported natural gas. The value of material-type services and the cost of subcontractors increased by 15% primarily as a result of higher exploration and transport costs. Personnel expenses for the year increased by only 1% reflecting our headcount reduction measures. The 19% increase in other operating expenses (11% excluding the positive effect on the prior year amount of the HUF 5.6 bn release of field suspension provisions) is in part due to the ongoing Business Process Re-engineering project, which started towards the end of H1 2000, the costs of which are charged to the Corporate and other segment. The costs of the final SAP R/3 implementation phase of this project are being capitalised, including HUF 2.2 bn previously recognised as an expense in the preliminary results for the first nine months of 2001. Other operating expenses in 2001 also includes the cost of the accounts processing function outsourced from the beginning of the year and a charge of HUF 1.8 bn for the write-off of obsolete inventories. The first of these is fully offset by reductions in other income statement line items, principally personnel expenses.

Financial income in FY 2001 was HUF 21.2 bn, 92% higher than in the basis period. Other financial income in FY 2001 includes an exchange gain of HUF 15.8 bn on foreign currency loans corresponding to an exchange loss of HUF 11.2 bn in FY 2000. Total financial expenses for the same period amounted to HUF 26.7 bn, of which interest payable was HUF 18.3 bn, up 23% on FY 2000, while other financial expenses were HUF 3.7 bn. Other financial income in FY 2001 includes a gain of HUF 0.6 bn achieved on the disposal in Q1 of 2.4 m TVK shares. Income from associates was HUF 11.3 bn in FY 2001 of which HUF 6.2 bn relates to Slovnaft a.s. Of the HUF 2.3 bn relating to TVK, HUF 1.6 bn is our share of TVK's FY profit, while the balance represents the consolidation effect of the share disposal referred to above. Strong contributions were also made by Panrusgáz, ÉGÁZ and DÉGÁZ. A deferred tax asset has been established in respect of the losses for the period, as these losses can be utilised to reduce future tax liabilities, giving rise to a tax benefit for the period. Minority interests increased by HUF 3.0 bn as the profitability of the main contributor, Nitrogénmüvek Rt. improved.

Balance sheet

Total assets amounted to HUF 903.1 bn at the end of December 2001, a decrease of 3%. Long-term financial investments increased by 8% reflecting our share in the profits of associated companies. Inventories were 14% lower than at 31 December 2000, driven by a 22% decrease and a 12% decrease in the value of raw materials and goods for resale, respectively. Trade receivables increased by 8% and other current assets decreased by 27%. Short-term debt (including long term debt repayable within one year) was HUF 94.4 bn, HUF 38.6 bn higher than at 31 December 2000. Long term debt fell by 27% compared to 31 December 2000, while total debt was reduced by 11%. The increase in short term debt relates principally to a transaction for the purchase of crude oil on deferred terms, which under IAS is required to be recorded as debt. 75% of the long-term debt bore floating interest rates. In order to reduce the volatility of financial results due to currency movements, MOL began to reweight the currency exposure of its loan portfolio. As at 31 December 2001 60% of the MOL Group's total debt was denominated in Euro, 32% in USD and 8% in HUF.

Cash flow

Operating cash flow was HUF 62.9 bn, representing an increase of 27% on FY 2000. Operating cash flow before movements in working capital decreased by 41%, reflecting the losses of the gas business. The change in working capital decreased the operating cash flow by HUF 4.0 bn. This arises from the HUF 11.0 bn increase in trade receivables and a HUF 7.5 bn decline in trade payables which was only partially offset by HUF 2.0 bn lower inventories, a HUF 3.5 bn decrease in other receivables and a HUF 9.0 bn increase in other payables. Corporate tax paid amounted to HUF 4.3 bn. Net cash used in investing activities was only HUF 29.7 bn compared with HUF 170.6 bn in 2000, reflecting reduced capital expenditure and inflows from our divestiture programme. Net financing cash outflows amounted to HUF 22.9 bn, mainly as a result of loan repayments.

APPENDIX I.

CONSOLIDATED IAS STATEMENT OF OPERATIONS FOR THE MOL GROUP
FOR THE PERIOD ENDED 31 DECEMBER 2001
Unaudited quarterly and full year figures (in HUF millions)

	Q4 2000	Q4 2001	Ch. %	FY 2000	FY 2001	Ch. %
Net sales	303 455	293 967	(3)	1 023 342	1 105 375	8
Other operating income	5 935	9 577	61	15 922	14 151	(11)
Total operating revenues	**309 390**	**303 544**	**(2)**	**1 039 264**	**1 119 526**	**8**
Raw material costs	125 565	87 308	(30)	415 035	389 173	(6)
Value of material-type services used	17 618	18 688	6	47 198	54 168	15
Cost of goods purchased for resale	128 061	120 805	(6)	376 396	480 348	28
Raw material and consumables used	*271 244*	*226 801*	*(16)*	*838 629*	*923 689*	*10*
Personnel expenses	17 398	17 728	2	63 686	64 616	1
Depreciation, depletion, amortisation and impairment	17 155	19 639	14	59 677	63 661	7
Other operating expenses	19 404	31 346	62	74 109	88 276	19
Ch. In inventory of finished goods & work in progress	(2 736)	3 969	n.a.	(18 837)	5 457	n.a.
Work performed by the enterprise and capitalised	(9 004)	(8 390)	(7)	(20 003)	(17 938)	(10)
Total operating expenses	**313 461**	**291 093**	**(7)**	**997 261**	**1 127 761**	**13**
Operating profit	**(4 071)**	**12 451**	**n.a.**	**42 003**	**(8 235)**	**n.a.**
Interest received	271	1 207	345	4 527	3 229	(29)
Dividends received	4	-	n.a.	936	291	(69)
Exchange gains and other financial income	4 378	6 500	48	5 591	17 696	217
Total financial income	*4 653*	*7 707*	*66*	*11 054*	*21 216*	*92*
Interest on borrowings	4 808	2 517	(48)	14 805	18 268	23
Interest on provisions	1 480	1 026	(31)	5 921	4 501	(24)
Write-off of financial investments	459	117	(75)	464	189	(59)
Exchange losses and other financial expenses	(4 705)	1 018	n.a.	12 243	3 746	(69)
Total financial expense	*2 042*	*4 678*	*129*	*33 433*	*26 704*	*(20)*
Financial expense/(gain), net	**(2 611)**	**(3 029)**	**16**	**22 379**	**5 488**	**(75)**
(Income) from associates	(1 637)	(2 260)	38	(3 025)	(11 316)	274
Profit before tax	**177**	**17 740**	**n.a.**	**22 649**	**(2 407)**	**n.a.**
Income tax expense/(benefit)	2 013	2 191	9	3 324	(5 899)	n.a.
Profit after tax	**(1 836)**	**15 549**	**n.a.**	**19 325**	**3 492**	**(82)**
Minority interests	(981)	186	n.a.	915	(2 044)	n.a.
Net income/(loss)	**(2 817)**	**15 735**	**n.a.**	**20 240**	**1 448**	**(93)**
Net income before special items	**(3 596)**	**15 735**	**n.a.**	**17 187**	**1 448**	**(92)**
Basic and diluted earnings per share (HUF)	**(29)**	**161**	**n.a.**	**206**	**15**	**(93)**

International Accounting Standard 39, Financial Instruments, came into effect on 1 January 2001 and is therefore applied for the first time in Q1 2001. No adjustment has been made to the prior year financial statements, as retrospective application is prohibited by the standard. The principal effect of the new standard is to require derivative financial instruments to be recorded in the balance sheet at their fair values, changes in fair values being in most instances recorded as financial income or expense as they arise. Application of the new standard in FY 2001 decreased net financial expense by HUF 0.7 bn. In addition a change has been made with effect from 1 January 2001 to the method of presenting exchange gains and losses arising on the settlement of trade receivables and payables. Such gains and losses are now presented on a net basis as either other operating income or other operating expense. Previously exchange differences on receivables were recorded as part of net sales and those on payables as part of the relevant cost item. Comparative figures have been restated to reflect this presentational change.

APPENDIX II.

CONSOLIDATED IAS BALANCE SHEETS FOR THE MOL GROUP
AS AT 31 DECEMBER 2001
Unaudited figures (in HUF millions)

	31 Dec 2000	31 Dec 2001	Change %
Assets			
Non-current assets			
Intangible assets	5 948	12 523	111
Property, plant and equipment	443 076	403 440	(9)
Investments	150 643	162 919	8
Deferred tax asset	13 171	21 191	61
Other non-current assets	1 854	2 248	21
Total non-current assets	**614 692**	602 321	**(2)**
Current assets			
Inventories	141 436	121 039	(14)
Trade receivables, net	113 776	123 246	8
Marketable securities	8 875	3 482	(61)
Other current assets	41 459	30 377	(27)
Cash and cash equivalents	12 390	22 634	83
Total current assets	**317 936**	300 778	**(5)**
Total assets	**932 628**	903 099	**(3)**
Liabilities and shareholders' equity			
Shareholders' equity			
Share capital	98 113	97 818	-
Reserves	261 460	274 088	5
Net income for the period	20 240	1 448	(93)
Total shareholders' equity	**379 813**	373 354	**(2)**
Minority interest	**5 672**	6 452	**14**
Non-current liabilities			
Long-term debt, net of current portion	285 647	209 028	(27)
Provisions for liabilities and charges	41 009	38 645	(6)
Other non-current liabilities	500	303	(39)
Total non-current liabilities	**327 156**	247 976	**(24)**
Current liabilities			
Trade and other payables	154 977	169 230	9
Provisions for liabilities and charges	9 262	11 720	27
Short-term debt	7 629	33 968	345
Current portion of long-term debt	48 119	60 399	26
Total current liabilities	**219 987**	275 317	**25**
Total liabilities and shareholders' equity	**932 628**	903 099	**(3)**

With effect from 1 January 2001 amounts due from or to associated companies are presented as trade receivables or payables. Previously such balances were recorded as other current assets or liabilities. Comparative figures have been restated to reflect this presentational change.

APPENDIX III.

MOVEMENT IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP
FOR THE PERIOD ENDED 31 DECEMBER 2001
Unaudited quarterly figures (in HUF millions)

	Share capital	Reserves	Retained profit for the period
Opening balance 1 January 2001	**98 113**	**261 460**	**20 240**
Transfer to reserves of retained profit for the previous year	-	20 240	(20 240)
Retained profit for the period	-	-	1 448
Net change in balance of treasury shares held	(295)	(1 124)	-
Movements under IAS 39, Financial Instruments	-	(1 088)	-
Dividend for the year 2000	-	(5 400)	-
Closing balance 31 December 2001	**97 818**	274 088	**1 448**

APPENDIX IV.

CONSOLIDATED IAS STATEMENTS OF CASH FLOWS FOR THE MOL GROUP
FOR THE PERIOD ENDED 31 DECEMBER 2001
Unaudited quarterly figures (in HUF millions)

	Q4 2000	Q4 2001	Ch. %	FY 2000	FY 2001	Ch. %
Net cash provided by operating activities	**(1 052)**	**44 892**	**n.a.**	49 376	**62 858**	**27**
Of which changes in working capital	(748)	33 686	n.a.	(63 906)	(4 049)	(94)
Capital expenditures and exploration costs	(21 075)	(25 438)	21	(75 800)	(61 686)	(19)
Proceeds from the disposal of fixed assets	4 412	2 519	(43)	6 464	12 147	88
Proceeds from the disposal of subsidiaries	-	9 533	n.a.	-	9 533	n.a.
Acquisition of other investments	(98 065)	(2 351)	(98)	(115 201)	(14 539)	(87)
Proceeds from the disposal of investments	7 785	143	(98)	8 671	10 296	19
Changes in loans and long-term bank deposits	153	1 570	n.a.	(29)	267	n.a.
Changes in short term investments	(418)	(286)	(32)	(2 179)	1 870	n.a.
Interest received and other financial income	1 533	900	(41)	5 999	9 118	52
Dividend received	(263)	90	n.a.	1 459	3 259	123
Net cash used in investing activities	**(105 938)**	**(13 320)**	**(87)**	(170 616)	(29 735)	**(83)**
Issuance of long-term debt	114 872	30 717	(73)	169 500	132 179	(22)
Repayments of long term debt	(361)	(42 883)	n.a.	(36 123)	(160 255)	344
Changes in other long term liabilities	(1 877)	307	n.a.	(1 877)	4 910	n.a.
Changes in short-term debt	(3 597)	(4 911)	37	5 884	28 208	379
Changes in other short term liabilities	-	(1 672)	n.a.	-	7 225	n.a.
Interest paid and other financial costs	(4 546)	(4 857)	7	(19 149)	(27 179)	42
Dividends paid to shareholders	-	(7)	n.a.	(4 677)	(5 401)	15
Dividends paid to minority interest	56	-	(100)	(737)	(1 146)	55
Net sale/(repurchase) of treasury shares	144	60	(58)	1 242	(1 420)	n.a.
Net cash provided/(used) in financing activities	**104 691**	**(23 246)**	**n.a.**	114 063	**(22 879)**	**n.a.**
Net increase/(decrease) in cash	**(2 299)**	**8 326**	**n.a.**	(7 177)	**10 244**	**n.a.**
Cash at the beginning of the period	14 689	14 308	(3)	19 567	12 390	(37)
Cash at the end of the period	**12 390**	**22 634**	**83**	**12 390**	**22 634**	**83**

APPENDIX V.

KEY IAS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF millions)

NET EXTERNAL SALES REVENUES	Q4 2000	Q4 2001	Ch. %	FY 2000	FY 2001	Ch. %
Exploration and Production	1 477	1 482	0	4 641	6 169	33
Refining and Marketing	208 967	162 707	(22)	751 750	740 476	(1)
Gas and Power	83 301	123 572	48	235 667	329 611	40
Corporate and other	9 710	6 206	(36)	31 284	29 119	(7)
TOTAL	**303 455**	**293 967**	**(3)**	**1 023 342**	**1 105 375**	**8**

OPERATING PROFIT	Q4 2000	Q4 2001	Ch. %	FY 2000	FY 2001	Ch. %
Exploration and Production	32 972	14 311	(57)	95 412	67 166	(30)
Refining and Marketing	8 767	15 848	81	84 887	69 301	(18)
Gas and Power	(36 495)	(8 683)	76	(115 667)	(119 727)	(4)
Corporate and other	(9 315)	(9 025)	3	(22 629)	(24 975)	(10)
TOTAL	**(4 071)**	**12 451**	**n.a.**	**42 003**	**(8 235)**	**n.a.**

PROPERTY, PLANT, EQUIPMENT AND INTANGIBLES ACQUIRED	Q4 2000	Q4 2001	Ch. %	FY 2000	FY 2001	Ch. %
Exploration and Production	2 693	6 457	140	13 262	12 920	(3)
Refining and Marketing	10 680	11 039	3	45 202	24 524	(46)
Gas and Power	5 344	2 558	(52)	16 046	5 284	(67)
Corporate and other	(1 011)	6 567	n.a.	1 907	9 653	406
TOTAL	**17 706**	**26 621**	**50**	**76 417**	**52 381**	**(31)**

DEPRECIATION	Q4 2000	Q4 2001	Ch. %	FY 2000	FY 2001	Ch. %
Exploration and Production	5 091	7 325	44	18 543	19 937	8
Refining and Marketing	6 338	7 301	15	24 107	26 656	11
Gas and Power	3 139	3 508	12	9 871	11 697	18
Corporate and other	2 587	1 505	(42)	7 156	5 371	(25)
TOTAL	**17 155**	**19 639**	**14**	**59 677**	**63 661**	**7**

TANGIBLE ASSETS	31/12/2000	31/12/2001	Ch. %
Exploration and Production	87 795	78 194	(11)
Refining and Marketing	215 130	197 694	(8)
Gas and Power	113 577	104 028	(8)
Corporate and other	26 574	23 524	(11)
TOTAL	**443 076**	**403 440**	**(9)**

With effect from 1 January 2001 the operation of gas transportation assets, previously included in the Refining and Marketing segment, has been transferred to Gas and Power. Prior year segmental data have been restated accordingly. Net external sales revenues include only sales to third parties outside the MOL Group; operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to Gas and Power. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of natural gas, the transfer price is limited to the average regulated wholesale selling price (not taking into account the higher price applicable from November 2000 to non-residential customers consuming over 500 m^3/h), adjusted to exclude storage, transport and inventory holding fees, where this is below the prevailing market price as this was the case in Q4 2000 and in Q4 2001 as well. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions. The Nitrogénművek Rt. fertiliser manufacturing business is included under Corporate and other.

APPENDIX VI.

SPECIAL ITEMS (in HUF millions)

Impact of special items	Q4 2000	Q4 2001	Ch. %	FY 2000	FY 2001	Ch. %
Disposal of Tunisian and Egyptian exploration projects	1 972	-	-	4 835	-	-
Release of provision for Yugoslavian receivables	742	-	-	3 679	-	-
Gas eruption at Pusztaszőlős	(2 004)	-	-	(5 563)	-	-
TOTAL IMPACT BEFORE TAXATION	710	-	-	2 951	-	-
Tax effect associated with Special Items	69	-	-	102	-	-
TOTAL IMPACT AFTER TAXATION	779	-	-	3 053	-	-
TOTAL IMPACT ON NET INCOME	779	-	-	3 053	-	-

APPENDIX VII.

KEY OPERATING DATA (Group figures)

HYDROCARBON PRODUCTION Kt (gross figures before royalty)	Q4 2000	Q4 2001	Change %	FY 2000	FY 2001	Change %
Crude oil production	287	271	(6)	1136	1064	(6)
Natural gas production (net dry)	966	982	2	3249	3225	(1)
Condensates production	75	78	4	279	269	(4)
LPG from producing fields	58	56	(3)	201	197	(2)
LPG from refining process	19	20	5	75	78	4
Other gas products	14	14	0	45	42	(7)

NATURAL GAS BALANCE Million m^3	Q4 2000	Q4 2001	Change %	FY 2000	FY 2001	Change %
Sales from production	968	1274	32	2917	3053	5
Sales from import	2672	3434	29	8711	9800	12
TOTAL SOURCES	**3640**	**4708**	29	**11628**	**12853**	11
Sales to Gas Distribution Companies (GDCs)	2828	3788	34	8739	9800	12
Sales to power sector	446	578	30	1687	1880	11
Sales to industrial and other consumers	366	342	(7)	1202	1173	(2)
TOTAL THIRD PARTY SALES	**3640**	**4708**	29	**11628**	**12853**	11
Loss and own consumption	121	141	17	482	505	5
TOTAL SALES AND LOSSES	**3761**	**4849**	29	**12110**	**13358**	10
Natural gas transit	295	659	123	1281	1689	32

MOBILE NATURAL GAS INVENTORIES Million m^3	31 Dec 2000	31 Dec 2001	Change %
From domestic sources	555.1	392.5	(29)
From import sources	1843.3	1359.4	(26)
TOTAL CLOSING INVENTORIES	**2398.4**	**1751.9**	(27)

NATURAL GAS PRICES HUF/m^3	Q4 2000	Q4 2001	Change %	FY 2000	FY 2001	Change %
Average import price	40.5	34.5	(15)	33.7	39.3	17
Average MOL selling price	23.3	26.3	13	20.5	25.9	26
Wholesale price to GDCs	22.2	24.8	12	20.2	24.5	21
Wholesale price to industry/power	26.1	32.3	24	20.9	30.5	46

CRUDE OIL PROCESSING Kt	Q4 2000	Q4 2001	Change %	FY 2000	FY 2001	Change %
Domestic crude oil	280.7	256.7	(8.6)	1090.7	1001.7	(8.2)
Imported crude oil	1482.4	1444.1	(2.6)	5710.4	5840.1	2.3
Condensates	76.7	68.9	(10.2)	273.7	258.9	(5.4)
Other feedstock	185.5	281.8	51.9	593.5	772.8	30.2
TOTAL REFINERY THROUGHPUT	**2025.3**	**2051.5**	**1.3**	**7668.3**	**7873.5**	**2.7**

REFINED PRODUCT SALES Kt	Q4 2000	Q4 2001	Change %	FY 2000	FY 2001	Change %
Total domestic sales	1421.8	1585.8	11.5	5630.6	5784.9	2.7
Total export sales	445.2	595.1	33.7	2011.4	2351.8	16.9
TOTAL CRUDE OIL PRODUCT SALES	**1867.0**	**2180.9**	16.8	7642.0	8136.7	6.5

HEADCOUNT Full-time MOL Group employees	31 Dec 2000	31 Dec 2001	Change %
Total closing headcount	16557	14253	(13.9)

APPENDIX VIII.

EXTRAORDINARY ANNOUNCEMENTS IN Q4 2001

Announcement date	
2 October	MOL is pleased that the way has been opened to create the strongest oil group in Central Europe
12 October	Nafta Polska, PKN and MOL enter into exclusive discussions
5 November	MOL sold its majority stake in Kőolajtároló Rt (oil product storage company)
12 November	Pre-conditions of MOL's bid for TVK ordinary shares fulfilled
14 December	MOL-TVK-OMV consortium submits joint offer for Unipetrol
21 December	MOL and Slovnaft concluded an agreement concerning the sale of MOL Slovensko

APPENDIX IX.

SHAREHOLDER STRUCTURE AND TREASURY SHARES

Shareholder groups	31 Dec 1999	30 Sept 2000	31 Dec 2000	30 Sept 2001	31 Dec 2001
Foreign institutional investors	50.7	52.1	43.5	44.8	46.3
OMV	0.0	0,0	9.3	10.0	10.0
Foreign private investors	0.0	0.0	0.0	0.0	0.0
ÁPV Rt. (Hungarian State Privatisation and Holding Co.)	25.0	25.0	25.0	25.0	25.0
Hungarian institutional investors	2.2	3.5	4.9	4.8	5.0
Hungarian private investors	0.8	0.9	0.5	0.5	0.5
Depositories	18.5	18.0	16.4	14.2	12.5
MOL Rt. (treasury shares)	0.4	0.3	0.3	0.6	0.6
Unregistered shares	2.4	0.2	0.1	0.1	0.1

According to the Share Register, beside ÁPV Rt. only 2 shareholders owned more than 2% of the ordinary share capital of MOL Rt. at 31 December 2001: [the depository bank for MOL's GDR programme at that date, J.P. Morgan which had 23.9% of the shares registered and OMV owning 10% of the ordinary shares of MOL. The decrease of 2,545 in the number of treasury shares held by MOL from 583,611 to 581,066 relates to employee payments in shares.

Relevant changes in the governing bodies of MOL Rt. during the period:
Mr Imre Sivó, the managing director of the Retail Services Division leaves MOL as of February 15. 2002. under mutual consent.